June 10, 2005

Matthew Dowling
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	FindWhat.com, Inc. Form 10-K/A for the Year Ended December 31, 2004 File No. 000-30428

Dear Mr. Dowling:

We are in receipt of the Staff’s letter to FindWhat.com, Inc. (the “Company” or “we”) dated May 26, 2005 concerning the above-referenced filing.

As disclosed in the Company’s Form 8-K/A dated May 16, 2005, Ernst & Young LLP, our independent registered certified public accounting firm, resigned effective May 10, 2005. Please be advised that the Company is in the process of engaging a replacement independent public accounting firm for 2005. The Company advises the Staff that it will show the responses contained in this letter to its independent public accounting firm when such firm is engaged and will supplement the responses contained herein if advised to do so by its new auditors.

For ease of convenience in this letter, the Staff’s comments that were set forth in the May 26 letter appear in italics directly above our responses. Under separate cover, we are providing to you via overnight courier a copy of this letter and a copy of the May 26 letter.

Comment Letter

Consolidated Statements of Operations, page F-7

1.	We note the line items captioned “Search serving” and “Marketing, sales and service”. In a supplemental response please clarify whether the latter caption includes cost of services and if so, present your cost of services separately in future filings in accordance with Rule 5-03 of Regulation S-X.

Search serving expenses and certain expenses included in the marketing, sales and service line could appropriately be captioned as cost of services. The Company will show a separate cost of services caption in future filings.

Note C – Mergers and Acquisitions, pages F-16 to F-20

2.	We note from the unaudited pro forma condensed consolidated balance sheets included in the current reports filed on form 8-K/A for Comet and Espotting that these acquirees had deferred revenue balances. In a supplemental response, please tell us the nature of the deferred revenue and how you applied EITF 01-3 Accounting in a Business Combination for Deferred Revenue of an Acquiree in your purchase accounting for each of your acquisitions during the period.

Substantially all of the deferred revenue recorded with respect to each of our acquisitions was advance deposits made by advertisers for future advertising services. The Company assumed a legal obligation to provide services to advertisers or to repay the advertiser if the services were not ultimately delivered. In accordance with EITF 01-3, the Company recorded a liability at the time of the acquisition of Miva, B&B Advertising and Espotting resulting from the legal obligations assumed and took the amounts into income at the time the services were provided. In the purchase price allocation, the deferred revenue amounts were presented separately from the related intangible assets for advertiser relationships.

No deferred revenue existed on the books of Comet prior to the acquisition, no liability related to deferred revenue was recorded in purchase accounting, and no deferred revenue has subsequently been recorded with respect to this subsidiary.

Miva, page F-16 to F-17

3.	We note the fifteen-year amortization period for your customer relationships. In a supplemental response, please state whether or not the customer relationships are contractually based, and if so, the period and cancellation terms. Additionally, please explain how you considered straight-line amortization as opposed to another methodology for the contribution to future cash flows, and how you considered the impact of lower than expected operating performance that resulted in the goodwill impairment on the estimated useful life of the customer relationships.

Substantially all of Miva’s business is done with entities (“hosting companies”) that distribute Miva’s products to end-user merchants. While distributorship contracts with hosting companies are generally written on a one year basis, the relationships arise through regular contact by sales and service representatives and continue primarily due to the obligations of the hosting companies to the end-user merchants utilizing the Miva products (Miva does not have any servicing obligations to and does not maintain a contractual relationships with the end-users). Our due diligence analysis and post-acquisition experience both indicated we should expect to derive revenue resulting from these relationships well in excess of the contract period. In addition, these relationships provide ongoing and repeat business for Miva and provide a platform for the company’s future growth.

The customer relationships were valued on the basis of a conservative projected cash flow. As part of this projection, we included analysis of customer turnover resulting from discussions with management and our own assessment of the value derived from the acquired customer base. While the lower than expected operating performance was such that it was appropriate to recognize a goodwill impairment, it was not so low that it affected our customer relationship computations. An amount of customer turnover was included when the initial valuations were completed, and these expectations have not been affected by the unit’s reduced operating performance.

The fifteen-year straight-line amortization is based on our original analysis and confirmed by our post-acquisition experience of very low turnover of hosting company customers. Regarding the amortization methodology, it was management’s judgment that the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up could not be reliably determined and, therefore, a straight-line amortization method was used.

Espotting, pages F-19 to F-20

4.	Please supplementally tell us if options and warrants issued to Espotting employees and affiliates are vested or unvested. Additionally, explain what future performance, if any, is required by the employees.

All of the options issued to Espotting employees and affiliates prior to consummation of the Espotting acquisition were fully vested at the time of acquisition and no future performance was required by the employees to vest the options. Options granted to Espotting employees subsequent to the acquisition have vesting schedules ranging from 25% per year to 100% per year, subject to early termination and continuation provisions, for reasons such as termination of employment or a change of control, among others.

5.	From your disclosure, we note that you acquired Espotting, to gain market share internationally. It appears you would gain this market share through Espotting’s trade name, advertiser relationships and domain name; however you have assigned little or no value to their assets. Please supplementally advise us and disclose in future filings, the primary reasons for the acquisition and factors that contributed to a purchase price with significant amounts of goodwill. Please explain your methodology for allocating the purchase price and why you have not recorded any marketing-related intangible assets, such as domain names, or contract-based intangible assets, such as service agreements or lease agreements. Refer to paragraphs 39 and a14 of SFAS 141. Additionally, please advise us of any intangible assets included in goodwill that do not meet the criteria for recognition apart from goodwill.

Espotting was acquired as a means of establishing the Company as an international leader in performance-based marketing. The primary value of Espotting was its aggregation of all the disparate elements of the search process chain including the search channel (affiliates), the products and services to be searched for (advertisers) and the ultimate end-users and purchasers (Internet consumers). Espotting provided the hub, supported by necessary technology to link all components of the search process. As an established entity in Europe, Espotting had developed this network, which would be extremely costly and time- consuming for another company to replicate, if they could do it at all. The value was in the assemblage of the people and equipment and the interaction into these operating elements. In addition, there was an expectation of value in the synergies that would develop as a result of merging the two companies since they complement each other to a large extent and together they become a truly global enterprise with resources attractive to the market.

Espotting’s trade name and domain name were not significant to FindWhat. At the date of acquisition our strategy was that the Espotting logo and brand would be replaced as soon as possible in 2005. We are in the process of launching, in the second quarter of 2005, a global marketing and company-wide rebranding initiative that will replace the Espotting tradename, logo, domain name and brand.

In our review of the nature of the advertiser relationships we noted that there generally were no long-term contracts signed with advertisers and that their usage of the network was inconsistent (advertisers who pay in advance agree to online terms and conditions which allow them to cease advertising with Espotting at any time, while advertisers who are billed sign an insertion order which also allows them to cease advertising with Espotting at any time). Because of the lack of long-term contracts and unpredictable usage, it was extremely difficult to determine future levels of cash flows. We based our valuation of customer relationships on our estimate of the costs that we would have to incur to create such relationships.

Affiliate contracts were valued based on estimated discounted cash flow. We did not identify any service agreements or lease agreements that we believed had value. Other intangible assets were valued based on market conditions. The resulting large goodwill in relation to price was the acquisition of an immediate and well-established market presence with underlying fundamental supporting operations as discussed in the first paragraph above. This value is included in goodwill since it does not meet the criteria for recognition apart from goodwill.

In future filings we will expand the discussion of the primary reasons for and value of the acquisition along the lines of the first paragraph above.

Note M-Geographical Information, page F-27

6.	We note that you provide the information about geographic areas required by SFAS 131, but you do not include separate disclosure about products and services required by the Standard. In future filings, please include the required disclosure or provide a supplemental response and indicate in future filings why the information is impracticable to provide.

As discussed in Note A to the financial statements, the Company has two segments, performance-based marketing and merchant services. At this time, the merchant services segment does not meet the quantitative reporting threshold of FAS 131, ¶18. The segment disclosure will be provided when the merchant services segment meets the quantitative threshold. Until such time, future filings will disclose that the merchant services segment is less than 10% of operations. Further, revenue from external customers (as called for by FAS 131, ¶37) of the respective segments will be disclosed.

Note P-Stock Incentive Plans, pages F-30 to F-33

7.	In a supplemental response, please provide a reconciliation of the $3,309,000 charged to APIC and 1,073,000 shares of commons stock issued reflected on the statement of stockholders’ equity relative to the options and warrants exercised and their exercise price reflected in the footnote.

The schedule below reconciles the balance of stock options and warrants exercised in 2004 as presented in the consolidated statement of stockholders’ equity with the stock options and warrants exercised and the average exercise price in the stock incentive plans footnote (figures are in thousands, except for per share amounts). The difference is primarily due to stock option exercise transactions in which the option holder surrendered mature shares in order to fulfill the exercise price obligation which resulted in a “net issuance” of shares. The amounts reflected in the consolidated statement of stockholders’ equity include the effect of the net issuance.

	Shares	Average Exercise Price	Dollars

Options exercised in 2004	1,115	$3.21	$3,579
Warrant exercised in 2004	12	2.50	30

Total options and warrants exercised in 2004	1,127		3,609
Difference	(54)		(300)

Net impact on APIC related to options and warrants	1,073		$3,309

Statement of the Company

As the Staff has requested in the Comment Letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned if you have any questions or would like any additional information.

Sincerely,

/s/ Kenneth S. Cragun
Kenneth S. Cragun
Interim Chief Financial Officer